SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549




                                    FORM 11-K


                     ANNUAL REPORT PURSUANT TO SECTION 15(D)


                                     OF THE


                         SECURITIES EXCHANGE ACT OF 1934



                     FOR THE FISCAL YEAR ENDED JUNE 30, 2002



              AGWAY, INC. EMPLOYEES' 401(K) THRIFT INVESTMENT PLAN
              ----------------------------------------------------
                            (FULL TITLE OF THE PLAN)


                                   AGWAY INC.
                                   ---------
          (NAME OF ISSUER OF THE SECURITIES HELD PURSUANT TO THE PLAN)



                               333 BUTTERNUT DRIVE
                             DEWITT, NEW YORK 13214
                             ----------------------
             (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES OF THE PLAN AND
                          THE ISSUER OF THE SECURITIES)

              AGWAY, INC. EMPLOYEES' 401(k) THRIFT INVESTMENT PLAN

                    Report on Unaudited Financial Statements

                        for the year ended June 30, 2002

--------------------------------------------------------------------------------

              AGWAY, INC. EMPLOYEES' 401(k) THRIFT INVESTMENT PLAN

                             JUNE 30, 2002 AND 2001
--------------------------------------------------------------------------------



                                      INDEX
                                      -----

Unaudited Financial Statements:
         Statements of Net Assets Available for Benefits
              as of June 30, 2002 and 2001..........................................   F-2

         Statements of Changes in Net Assets Available for Benefits
              for the years ended June 30, 2002 and 2001............................   F-3

         Notes to Financial Statements..............................................   F-4 to F-17


Supplemental Schedules (Form 5500 information):

         Schedule H, Part IV, Line (I).  Schedule of Assets Held at Year-End
              for Investment Purposes as of June 30, 2002...........................   S-1.1 and S-1.2

         Schedule H, Part IV, Line (j).  Schedule of Reportable Transactions
              for the year ended June 30, 2002......................................   S-2.1


              AGWAY, INC. EMPLOYEES' 401(k) THRIFT INVESTMENT PLAN

                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                             June 30, 2002 and 2001
--------------------------------------------------------------------------------
                                   (Unaudited)
                             (Thousands of Dollars)

                  ASSETS
                                                                              2002                2001
                                                                         ---------------      -------------
BGI U.S. Equity Market Fund                                              $        46,981      $      62,464
Collective Cash Investment Funds                                                   5,957              3,795
BGI Government/Credit Bond Index Fund                                              6,323              4,272
BGI Russell 2000 Equity Index Fund                                                 1,752                589
Vanguard Star Fund - Conservative Growth Portfolio                                 1,640                930
Vanguard Star Fund - Aggressive Growth Portfolio                                     885                643
BGI EAFE Equity Index Fund                                                           412                267
Loans to participants                                                              2,128              2,147
                                                                         ---------------      -------------

         INVESTMENTS AT FAIR MARKET VALUE,
         EXCLUDING COMPANY SECURITY FUND*                                         66,078             75,107

COMPANY SECURITY FUND INVESTMENTS AT PAR OR FACE VALUE - SEE BELOW*
Agway, Inc. Subordinated Money Market Certificates (Notes 1 & 3)*                 30,349             30,113
Agway, Inc., Preferred Securities (Notes 1 & 3)*                                  17,442             20,399
Collective Cash Investment Funds                                                   1,159                503
                                                                         ---------------      -------------
     Total Company Security Fund Investments                                      48,950             51,015

         TOTAL INVESTMENTS*                                                      115,028            126,122

Accrued income                                                                       964              2,556
Contributions receivable, employer                                                     0              1,127
                                                                         ---------------      -------------

         TOTAL ASSETS*                                                           115,992            129,805

Accrued Liabilities                                                                  118                322
                                                                         ---------------      -------------

              TOTAL LIABILITIES                                                      118                322
                                                                         ---------------      -------------

NET ASSETS AVAILABLE FOR BENEFITS*                                       $       115,874      $     129,483
                                                                         ===============      =============

* The amounts noted above do not include deduction for any loss in fair value of the Company Security Fund in the year ended June 30, 2002. On June 14, 2002, the Company suspended its voluntary practice of repurchasing certain eligible Company Securities when presented for repurchase, and on October 1, 2002, the Company filed for reorganization under Chapter 11 of the U.S Bankruptcy Code. To the Sponsor's knowledge, Company Securities do not currently have an established trading market. Fair market value of Company Securities is not presently determinable and it is not presently known when such fair market value will be determined. In addition, on June 14, 2002, all participants' contributions to, transfers from, withdrawals from, and new loans based on amounts in the Company Security Fund were suspended. Even though the ultimate impact on the value of the Company Security Fund cannot be determined currently, it is likely that, as a result of the Sponsor's Chapter 11 Proceeding, the value of the Company Security Fund has been adversely impacted and this impact could be material. See Changes Impacting the Company Security Fund and Impact of Plan Sponsor Chapter 11 Proceeding in Note 1, Investment Valuation in Note 2 and Note 3, Investments, for discussion of the value of the Company Security Fund.

    The accompanying notes are an integral part of the financial statements.

              AGWAY, INC. EMPLOYEES' 401(k) THRIFT INVESTMENT PLAN

           STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                             June 30, 2002 and 2001
--------------------------------------------------------------------------------
                                   (Unaudited)
                             (Thousands of Dollars)

                                                                                2002               2001
                                                                         ---------------     --------------
Net (decrease) increase of interest in common
    collective trust and mutual funds                                    $        (9,796)    $      (11,288)
Interest income                                                                    2,881              2,776
Dividend income                                                                      798              1,627
                                                                         ---------------     --------------
Total investment (loss) income*                                                   (6,117)            (6,885)
                                                                         ---------------     --------------

Contributions:
    Participants                                                                  11,197              8,388
    Agway, Inc.*                                                                     556              1,678
                                                                         ---------------     --------------
       Total contributions                                                        11,753             10,066
                                                                         ---------------     --------------
       Total additions*                                                            5,636              3,181
                                                                         ---------------     --------------

Deductions (see Notes 1 & 3):
    Benefit payments to participants                                              18,839             19,486
    Trustee fees, administrative and other expenses                                  406                701
                                                                         ---------------     --------------
       Total deductions                                                           19,245             20,187
                                                                         ---------------     --------------
       Net (reductions) additions*                                               (13,609)           (17,006)
Net assets available for benefits:
       Beginning of year                                                         129,483            146,489
                                                                         ---------------     --------------

Net assets available for benefits:
       End of year*                                                      $       115,874     $      129,483
                                                                         ===============     ==============

* The amounts noted above do not include deduction for any loss in fair value of the Company Security Fund in the year ended June 30, 2002. On June 14, 2002, the Company suspended its voluntary practice of repurchasing certain eligible Company Securities when presented for repurchase, and on October 1, 2002, the Company filed for reorganization under Chapter 11 of the U.S Bankruptcy Code. To the Sponsor's knowledge, Company Securities do not currently have an established trading market. Fair market value of Company Securities is not presently determinable and it is not presently known when such fair market value will be determined. In addition, on June 14, 2002, all participants' contributions to, transfers from, withdrawals from, and new loans based on amounts in the Company Security Fund were suspended. Even though the ultimate impact on the value of the Company Security Fund cannot be determined currently, it is likely that, as a result of the Sponsor's Chapter 11 Proceeding, the value of the Company Security Fund has been adversely impacted and this impact could be material. See Changes Impacting the Company Security Fund and Impact of Plan Sponsor Chapter 11 Proceeding in Note 1, Investment Valuation in Note 2 and Note 3, Investments, for discussion of the value of the Company Security Fund.






    The accompanying notes are an integral part of the financial statements.

              AGWAY, INC. EMPLOYEES' 401(k) THRIFT INVESTMENT PLAN

                          NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
                                   (Unaudited)
                             (Thousands of Dollars)


1.        DESCRIPTION OF THE PLAN

          The following brief description of the Agway, Inc. Employees' 401(k) Thrift Investment Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan document for more complete information of benefits provided under the Plan.

          General
          The Plan is a defined contribution plan covering certain eligible retirees and substantially all full-time employees of Agway, Inc. (the "Sponsor" or "Company") and part-time employees who have reached their first anniversary date (as defined in the Plan) and worked 1,000 hours. On October 1, 2002, Agway Inc. and certain of its subsidiaries filed voluntary petitions for reorganization under Chapter 11 of the U.S. Bankruptcy Code ("Chapter 11 Proceeding"). The Trust for the
          Plan, in which the Company Security Fund resides, is a legal entity separate from Agway and was not part of the Bankruptcy filing. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

          Changes impacting the Company Security Fund
          Participant investors in the Company Security Fund, one of the investment options available under the Plan, own participation units in the Company Security Fund, which holds preferred stock and subordinated money market certificates of Agway Inc. ("Company Securities") as well as cash. At June 30, 2002, Plan assets included Company Securities which totaled $47,791 (based on their par or face value) of the Plan's $115,874 in total assets. Prior to June 14, 2002, face value was considered fair value of these securities while the Sponsor had a voluntary practice of repurchasing eligible Company Securities at face value. Effective June 14, 2002, the Sponsor suspended its voluntary practice of repurchasing eligible Company Securities when presented for repurchase. Based on the financial condition and various loan covenants of the Sponsor at that time, the Sponsor felt it prudent and in the best interest of all security holders to suspend this historical practice.

          In addition, as of June 14, 2002, all participant contributions to, transfers to or from, withdrawals from, and new loans based on amounts in the Company Security Fund were suspended by a resolution of the Company's Board of Directors amending the Plan. This resulted in a number of administrative changes to the Plan to accommodate the suspension. Historically, the Company matching contributions have been required to be directed to and maintained in the Company Security Fund. Company matching contributions made subsequent to June 14, 2002, are being allocated on a pro-rata basis to the investment elections selected by the participant, except that amounts otherwise allocated to the Company Security Fund will instead be allocated to the Cash Fund unless and until the participant changes their investment election. Also, Plan loans and hardship withdrawal procedures were modified subsequent to June 14, 2002 so that the amounts allocated to the Company Security Fund are disregarded in determining amounts that could be borrowed or withdrawn by a Plan participant. In addition, due to the suspension, certain distributions subsequent to June 14, 2002, that come from the Company Security Fund have been postponed indefinitely.

              AGWAY, INC. EMPLOYEES' 401(k) THRIFT INVESTMENT PLAN

                          NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
                                   (Unaudited)
                             (Thousands of Dollars)


1.        DESCRIPTION OF THE PLAN (CONTINUED)

          Changes impacting the Company Security Fund (continued)
          Following the suspensions and other consequential changes to the Plan noted above, an independent professional fiduciary, State Street Global Advisors, was hired effective August 1, 2002, with respect to the Company Security Fund. State Street has advised Agway by letter dated January 3, 2003, that, based on their preliminary investigation, potential claims might be asserted on behalf of persons with investments in the Company Security Fund under ERISA, federal securities laws, and/or state common law. According to State Street, claims might be made against the past and present members of the Plan Committee, Agway, past and present officers and directors of Agway, the Plan Trustee, as well as Agway's and the Plan's accountants, other advisors and/or vendors.

          Impact of Plan Sponsor Chapter 11 Proceeding
          Historically, the Sponsor voluntarily repurchased certain of its securities. As noted above, the Sponsor ceased that practice in June 2002 and on October 1, 2002, the Sponsor and certain of its subsidiaries filed voluntary petitions for reorganization under Chapter 11 of the U.S. Bankruptcy Code. To the Sponsor's knowledge, Company Securities do not currently have an established trading market. Fair market value of Company Securities is not presently determinable and it is not presently known when such fair market value will be determined. In addition, since September 30, 2002, the Sponsor has been prohibited from making dividend, interest, or principal payments, and no interest or dividends will accrue, on such securities due to the Company's Chapter 11 Proceeding. Even though the ultimate impact on the value of the Company Security Fund cannot be determined currently, it is likely that, as a result of the Sponsor's Chapter 11 Proceeding, the value of the Company Security Fund will be adversely impacted and this impact could be material.

          The U.S. Trustee under the Sponsor's Chapter 11 Proceeding has appointed a creditors' committee to represent the interests of all creditors. The Committee includes the indenture trustee for all Agway Inc. subordinated debt (including the subordinated debt held by the Company Security Fund). Among others, the Committee also includes the independent professional fiduciary, State Street Global Advisors hired effective August 1, 2002, with respect to the Company Security Fund of the Plan and four individual investors in Company Securities.

          Contributions
          Participants may elect to contribute "regular investments" of 1% to 6% of annual compensation (as defined in the Plan). These investments can be made on a "pre-tax" basis, an "after-tax" basis or a combination thereof, subject to Internal Revenue Code ("IRC") limitations. Pre-tax regular investments are designed to take advantage of Section 401(k) of the IRC ("IRC") and are contributed to the Plan before being subject to federal income tax and, in most cases, state income tax. After-tax regular investments are contributed to the Plan after being subject to federal and state income taxes.

              AGWAY, INC. EMPLOYEES' 401(k) THRIFT INVESTMENT PLAN

                          NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
                                   (Unaudited)
                             (Thousands of Dollars)


1.        DESCRIPTION OF THE PLAN

          Contributions  (continued)
          Participants may invest an additional 1% to 9% of annual compensation (as defined in the Plan) as "additional investments" on a pre-tax basis (subject to IRC limitations) if the participant contributes the maximum 6% of regular investments. Amounts exceeding the annual pre-tax contribution limit (established pursuant to the IRC) are made on an after-tax basis based on the election of the participant.

          Participants  may  also  contribute  amounts   representing   eligible
          rollover distributions from other qualified defined benefit or defined contribution plans.

          The Sponsor contributes to the plan an amount equal to at least 10%, but not more than 50%, of each participant's regular investment. By definition, "regular investment" is limited to 6% of annual compensation. Historically, all employer matching contributions were required to be directed to and maintained in the Company Security Fund. As noted above, on June 14, 2002, the Sponsor announced the suspension of all activity in the Company Security Fund, including contributions to, transfers to or from, withdrawals from, and new loans based on amounts in the Company Security Fund. During the suspension period, the Company matching contributions are being allocated on a pro-rata basis to the investment elections selected by the participant, except that amounts otherwise allocated to the Company Security Fund will instead be allocated to the Cash Fund unless and until the participant changes their investment election.

          The discretionary percentage of Sponsor contributions above 10% for each year of operation of the Plan is determined by the Board of Directors of the Sponsor. The Sponsor's contribution is made each pay period at a rate of 10% of the participant's regular investment. Any amount of the Sponsor's contribution greater than 10% of the participant's regular investment (as determined by the Board of Directors) is paid no later than the time prescribed by law for filing the Sponsor's federal income tax return for the applicable taxable year, including extensions for such filing.

          Participant Accounts
          Each participant's account is credited with the participant's contributions and allocations of (a) the Sponsor's contributions, (b) plan earnings, and (c) administrative expenses. Allocation of plan earnings is done on a daily basis and is based on each fund's daily earning percentage (fund earnings divided by fund market value) multiplied by the participant's accumulated investments and earnings to date in the fund. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

          Vesting
          Participants vest immediately in their contributions plus actual earnings thereon and the Sponsor contributions and earnings thereon.

              AGWAY, INC. EMPLOYEES' 401(k) THRIFT INVESTMENT PLAN

                          NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
                                   (Unaudited)
                             (Thousands of Dollars)


1.        DESCRIPTION OF THE PLAN (CONTINUED)

          Investment Options
          The Plan currently provides for the following seven additional separate investment fund choices to participants: the U.S. Broad
          Market Stock Fund, Bond Fund, Cash Fund, Conservative Growth Multi-Asset Fund, Aggressive Growth Multi-Asset Fund, International
          Stock Fund, and U.S. Small Cap Stock Fund. All participant contributions and earnings thereon are participant-directed. Upon enrollment in the Plan, a participant may direct employee contributions in 1 percent increments in any of the seven funds. As described above, since the June 14, 2002 suspension of activity in the Company Security Fund, employee contributions may not be directed to this fund. A participant may change the participant's investment choices or elect to transfer employee contributions on a daily basis. Sponsor and employee contributions and earnings on amounts previously invested in the Company Security Fund may not be transferred from the Company Security Fund to other investment funds beginning June 14, 2002. As of June 30, 2002, there were 4,080 employees and former employees participating in this Plan. The number of participants under each investment fund at June 30, 2002, is as follows:

         Conservative Growth MAF                    298           Company Security Fund                 4,023
         Aggressive Growth MAF                      328           U.S. Broad Market Stock Fund          2,823
         Cash Fund                                1,739           U.S. Small Cap Stock Fund               359
         Bond Fund                                  949           International Stock Fund                166

          U.S. Broad Market Stock Fund
          The assets of the U.S. Broad Market Stock Fund, including earnings thereon, are invested in any common stock(s), common stock fund(s), or any security convertible into common stock issued by U.S. companies, or other types of domestic equity investments, as the Sponsor's Thrift Plan Committee may deem advisable from time to time, but which may not include shares of stock or other securities of the Sponsor or any of its subsidiaries or affiliates. The investment manager makes purchases of such securities in the open market at prices prevailing in such market on the day of purchase. Short-term obligations of the U.S. Government or other investments of a short-term nature may be purchased and held pending the selection and purchase of suitable securities. Substantially all of the Fund's investments were in the "Barclays Global Investors, N.A. ("BGI") U.S. Equity Market Fund" at June 30, 2002 and 2001, which is a common collective trust fund.

          As there is no market quotation available, the fair value of the U.S. Broad Market Stock Fund investments is based on the unit market value established by the investment manager. This unit value is calculated by dividing the net assets of the applicable Market Fund, stated at quoted market values, by the units outstanding.

              AGWAY, INC. EMPLOYEES' 401(k) THRIFT INVESTMENT PLAN

                          NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
                                   (Unaudited)
                             (Thousands of Dollars)


1.        DESCRIPTION OF THE PLAN (CONTINUED)

          Investment Options (continued)

          Company Security Fund
          The Company Security Fund is invested in qualified Company Securities. These qualified Company Securities include Agway Inc. cumulative preferred stock and its subordinated money market certificates. However, if at any time when the Trustee has funds available for such investment and such prescribed securities are not available for purchase from the Sponsor, the Trustee is authorized to hold such funds in an interest bearing account, or to invest such funds in one or more securities of other corporations, as instructed by the Thrift Plan Committee, which are comparable to the prescribed securities of the Sponsor. Company Securities were purchased from the Sponsor at par value or principal amount. To the Sponsor's knowledge, Company Securities do not currently have an established trading market. The Sponsor historically voluntarily repurchased eligible outstanding securities at par whenever holders thereof have tendered them for repurchase. As described under Changes Impacting the Company Security Fund and Impact of Plan Sponsor Chapter 11 Proceeding above, the Sponsor suspended its voluntary practice of repurchasing eligible Company Securities when presented and suspended all participant contributions to, Company matching contributions to, transfers to or from, withdrawals from, and new loans based on the Company Security Fund on June 14, 2002. See Note 2, Investment Valuation, for a discussion on how these events impact the Company Security Fund.

          Bond Fund
          The Bond Fund is invested primarily in bonds of the U.S. Government and investment grade bonds of industrial, financial and utility corporations. "Investment Grade" is a term for securities of high quality that are rated BAA or better by Moody's Investor Service and BBB or better by Standard & Poor's Corporation. Substantially all of the Bond Fund investments were in the BGI "Government/Credit Bond Index Fund" at June 30, 2002 and 2001, which is a common collective trust fund. As there is no market quotation available, fair value of the Bond Fund investments is based on the unit market value established by the investment manager. This unit value is calculated by dividing the net assets of the Bond Index Fund, stated at quoted market value, by the units outstanding.

          Cash Fund
          The investment objective of the Cash Fund is to preserve capital and earn a competitive day-to-day interest rate. It invests in high quality, short-term money market instruments whose maturities normally will not exceed one year and are, on average, less than three months. Investments may be made in U.S. Treasury or agency obligations; obligations issued by financial, industrial, public utility, or other companies; bankers' acceptances, bank certificates of deposit or time deposits; commercial paper; and other similar obligations. The majority of investments of the Cash Fund were in the BGI "Money Market Fund" at June 30, 2002 and 2001, which is a common collective trust fund.

              AGWAY, INC. EMPLOYEES' 401(k) THRIFT INVESTMENT PLAN

                          NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
                                   (Unaudited)
                             (Thousands of Dollars)


1.        DESCRIPTION OF THE PLAN (CONTINUED)

          Investment Options (continued)

          Aggressive Growth Multi-Asset Fund
          The investment objective of the Aggressive Growth Multi-Asset Fund is to achieve long-term growth of capital and income. This fund does not buy securities directly; instead, it invests in a domestic stock fund, an international stock fund, a bond fund, and an asset allocation fund. The fund gives exposure to a broad group of U.S. and foreign stocks and various types of bonds. Substantially all of the fund's investments were in the "Vanguard Star Fund Aggressive Growth Fund" at June 30, 2002 and 2001, which is a mutual fund.

          Conservative Growth Multi-Asset Fund
          The investment objective of the Conservative Growth Multi-Asset Fund is to seek a high level of income and moderate long-term growth of capital and income. The fund does not buy securities directly; instead, it invests in a domestic stock fund, an international stock fund, two bond funds, and an asset allocation fund. This fund gives exposure to a broad group of U.S. and foreign stocks and various types of bonds. Substantially all of the fund's investments were in the "Vanguard Star Fund Conservative Growth Fund" at June 30, 2002 and 2001, which is a mutual fund.

          International Stock Fund
          The International Stock Fund is intended for long-term investors seeking to capture high returns and diversification by investing in a broad range of foreign stocks. Substantially all of the fund's investments were in the "BGI EAFE Equity Index International Stock Fund" at June 30, 2002 and 2001, which is a common collective trust fund.

          U.S. Small Cap Stock Fund
          The investment objective of the U.S. Small Cap Stock Fund is long-term capital appreciation from investing in smaller U.S. companies. Substantially all of the fund's investments were in the "BGI Russell 2000 Index Fund" at June 30, 2002 and 2001, which is a common collective trust fund.

          Loans to Participants
          The Plan also includes various terms and conditions under which a participating employee can obtain loans from the Plan. As described above, the Company's decision on June 14, 2002, to suspend activity in the Company Security Fund prevents the use of a Plan participant's investment in this fund as part of the vested account balance used to determine the amount that may be borrowed from the Plan. With the exception of the Company Security Fund, participants may borrow up to 50% of their vested account balance. Participant loans must be no less than $500 and no greater than $50,000. Loan transactions are treated as a transfer to (from) the investment funds and from (to) the participant loan fund. Loan terms range from 1 to 5 years or up to 20 years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at a rate of 1 percent over prime. Principal and interest are paid ratably through payroll deductions.

              AGWAY, INC. EMPLOYEES' 401(k) THRIFT INVESTMENT PLAN

                          NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
                                   (Unaudited)
                             (Thousands of Dollars)


1.        DESCRIPTION OF THE PLAN (CONTINUED)

          Payment of Benefits
          On termination of service due to death, disability or retirement, a participant may elect, in most circumstances, to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account, or installments over periods ranging from 5 to 20 years. Those installments may be made on either a monthly or annual basis. For termination of service due to other reasons, a participant can only receive the value of the vested interest in his or her account as a lump-sum distribution.

 2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

          The financial statements of the Plan are prepared under the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America, except with respect to the reporting of Company Securities which are not in accordance with generally accepted accounting principles (GAAP), as more fully discussed in Notes 1 and 2. The accounting principles and practices which affect the more significant elements of the financial statements are:

          Investment Valuation
          Agway, Inc. preferred stock and subordinated money market certificates previously were valued at par since the Sponsor historically has repurchased outstanding securities at par whenever holders thereof, including the Plan, have tendered them for redemption. As described in
          Note 1, the Sponsor ceased that practice in June 2002 and on October 1, 2002, the Sponsor and certain of its subsidiaries filed voluntary petitions for reorganization under Chapter 11 of the U.S. Bankruptcy Code. To the Sponsor's knowledge, Company Securities do not currently have an established trading market. Fair market value of Company Securities is not presently determinable and it is not presently known when such fair market value will be determined. In addition, since September 30, 2002, the Sponsor has been prohibited from making dividend, interest, or principal payments, and no interest or dividends will accrue, on such securities due to the Company's Chapter 11 Proceeding. Even though the ultimate impact on the value of the Company Security Fund cannot be determined currently, it is likely that, as a result of the Sponsor's Chapter 11 Proceeding, the value of the Company Security Fund has been adversely impacted and this impact could be material. All other Plan investments are held in bank commingled trust funds ("common collective trust or mutual funds"), shares of which are valued at the net asset value of shares held by the Plan at year-end as determined by the investment manager. Participant loans are valued at cost. Purchases and sales of Plan investments are recorded on a trade-date basis.

              AGWAY, INC. EMPLOYEES' 401(k) THRIFT INVESTMENT PLAN

                          NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
                                   (Unaudited)
                             (Thousands of Dollars)


2.        SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

          Income Recognition
          Interest income from investments is recognized as earned and dividends are recorded on the ex-dividend date. However, in the case of the Company Security Fund, as a result of the Sponsor's Chapter 11 Proceeding, the Sponsor is prohibited from making dividend, interest, or principal payments on such securities during the Chapter 11 Proceeding. The Plan presents in the statement of changes in net assets the net appreciation in interest in common collective trust and mutual funds which consists of current year realized and unrealized gains or losses. However, the changes in net assets do not include any change in fair market value of the Company Securities in the Company Security Fund. Due to events discussed above, it is likely the value of the Company Security Fund has been adversely impacted and this impact could be material.

          Trustee Fees, Administrative and Other Expenses
          Trustee fees, administrative expenses and all other expenses are recognized in the period incurred. The Plan incurred approximately $80 in 2002 and $76 in 2001 in administrative expenses paid to the Plan Sponsor during the year.

          Use of Estimates
          The preparation of financial statements requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

          Risks and Uncertainties
          The Plan provides for various investment options in any combination of five common collective trust funds and two mutual funds (U.S. Broad Market Stock, Bond, Cash, Aggressive Growth Multi-Asset, Conservative Growth Multi-Asset, International Stock, or U.S. Small Cap Stock) or Company Securities. Investment securities are exposed to various risks, such as interest rate, market and credit risk. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits. Investments in Company Securities, including those held through investments in the Company Security Fund, are subject to considerable risk and uncertainty in view of the Sponsor's Chapter 11 Proceeding. See the section Changes Impacting the Company Security Fund and Impact of Plan Sponsor Chapter 11 Proceedings included in Note 1 for discussion of impact of the Sponsor's Chapter 11 Proceeding and related events on the value of the Company Securities.

              AGWAY, INC. EMPLOYEES' 401(k) THRIFT INVESTMENT PLAN

                          NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
                                   (Unaudited)
                             (Thousands of Dollars)

3.        INVESTMENTS

          The Plan's investments are held by a bank-administered trust fund. The following table presents the fair value of investments as determined by estimated market price, except in the case of the Company Securities, for which the value represents "face" or par value. Fair market value of Company Securities is not currently determinable, and it is not presently known when such fair value will be determined. See
          Note 1 and 2 for discussion of Company Security Fund value. Investments that represent 5 percent or more of the Plan's net assets are listed separately.

          INVESTMENTS AT ESTIMATED FAIR VALUE*
                                                                                2002                 2001
                                                                          ---------------      --------------
          U.S. Broad Market Stock Fund:
               BGI U.S. Equity Market Fund                                $        46,981      $       62,464
          Bond Fund:
               BGI Government/Credit Bond Index Fund                                6,323               4,272
          Collective Cash Investment Funds                                          5,957               3,795
          Vanguard Star Fund - Conservative Growth Portfolio                        1,640                 930
          Vanguard Star Fund - Aggressive Growth Portfolio                            885                 643
          BGI Russell 2000 Equity Index Fund                                        1,752                 589
          BGI EAFE Equity Index Fund                                                  412                 267
          Loans to participants                                                     2,128               2,147
                                                                          ---------------      --------------
          Investments at Fair Value, Excluding Company
               Security Fund*                                             $        66,078      $       75,107

          Company Security Fund Investments at Par or Face Value -
          See Below*:
               Agway, Inc., Preferred Securities:
                   8% cumulative preferred stock - Series B                        17,442              19,942
                   7% cumulative preferred stock - Series C                             0                 457
                                                                          ---------------      --------------
                                                                                   17,442              20,399
               Agway, Inc.:
                   Subordinated Money Market Certificates                          30,349              30,113

               Collective Cash Investment Funds                                     1,159                 503
                                                                          ---------------      --------------
          TOTAL INVESTMENTS*                                              $       115,028      $      126,122
                                                                          ===============      ==============

          * The amounts noted above do not include deduction for any loss in fair value of the Company Security Fund in the year ended June 30, 2002. On June 14, 2002, the Company suspended its voluntary practice of repurchasing certain eligible Company Securities when presented for repurchase, and on October 1, 2002, the Company filed for reorganization under Chapter 11 of the U.S Bankruptcy Code. To the Sponsor's knowledge, Company Securities do not currently have an established trading market. Fair market value of Company Securities is not presently determinable and it is not presently known when such fair market value will be determined. In addition, on June 14, 2002, all participants' contributions to, transfers from, withdrawals from, and new loans based on amounts in the Company Security Fund were suspended. Even though the ultimate impact on the value of the Company Security Fund cannot be determined currently, it is likely that, as a result of the Sponsor's Chapter 11 Proceeding, the value of the Company Security Fund has been adversely impacted and this impact could be material. See Changes Impacting the Company Security Fund and Impact of Plan Sponsor Chapter 11 Proceeding in Note 1, Investment Valuation in Note 2 and Note 3, Investments, for discussion of the value of the Company Security Fund.

              AGWAY, INC. EMPLOYEES' 401(k) THRIFT INVESTMENT PLAN

                          NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
                                   (Unaudited)
                             (Thousands of Dollars)


3.        INVESTMENTS (CONTINUED)

          During 2002 and 2001, the Plan's interest in common collective trust and mutual funds (including gains and losses on investments bought and sold, as well as held during the year) changed in value for the Plan years ended June 30 as follows:

          NET INCREASE (DECREASE) IN INTEREST IN COMMON
          COLLECTIVE TRUST FUNDS:

                                                                                2002                 2001
                                                                          ----------------      --------------
          BGI U.S. Equity Market Fund                                     $       (10,069)      $      (11,685)
          BGI Government/Credit Bond Index Fund                                       418                  324
          Collective Cash Investment Funds                                            136                  197
          BGI Russell 2000 Equity Index Fund                                         (124)                  11
          Vanguard Star Fund - Conservative Growth Portfolio                          (39)                  (5)
          Vanguard Star Fund - Aggressive Growth Portfolio                            (94)                 (64)
          BGI EAFE Equity Index Fund                                                  (24)                 (66)
                                                                          ----------------      ---------------
          Total                                                           $        (9,796)      $      (11,288)
                                                                          ================      ===============


4.        PLAN TRUSTEE

          The cash and investments of the Plan are held by Boston Safe Deposit and Trust Company (the "Trustee") under a trust agreement dated April 1, 1995. In general, the duties of the Trustee include: (1) holding assets and collecting income therefrom; (2) investing, selling or exchanging the assets of the Plan as directed by the Thrift Plan Committee or the appointed investment manager, or in the case of the Company Security Fund, effective August 1, 2002, as directed by the independent fiduciary hired by the Thrift Plan Committee; and (3) paying benefits to participants in the Plan on the written order of the Thrift Plan Committee, which is appointed by the Board of Directors of the Sponsor, or in the case of the Company Security Fund, effective August 1, 2002, as directed by the independent fiduciary hired by the Thrift Plan Committee;.

5.        PLAN TERMINATION

          The Sponsor may amend or terminate the Plan. Although the Sponsor has not expressed any intent to do so, in the event the Plan is terminated or employer contributions are discontinued, all of the assets of the Plan shall be used for the benefit of participants and beneficiaries under the Plan.

              AGWAY, INC. EMPLOYEES' 401(k) THRIFT INVESTMENT PLAN

                          NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
                                   (Unaudited)
                             (Thousands of Dollars)


6.        FEDERAL INCOME TAX STATUS

          A favorable determination letter, dated April 17, 2000, was issued by the IRS on behalf of the Plan which stated that the Plan, as then designed, was in compliance with the applicable requirements of the IRC. The Plan has been amended since receiving the determination letter. On June 28, 2002, an application was filed with the Internal Revenue Service for a determination on the qualification of the Plan under Section 401 of the Internal Revenue Code of 1986, as amended, with respect to the Plan's amendment and restatement; application is pending. Accordingly, no provision for income taxes has been included in the Plan's financial statements.

          Because of the uncertainty with regard to fair market value of Company Securities in the Company Security Fund and the June 14, 2002
          suspension of Plan activity related to the Company Security Fund, potential Plan qualification failures may occur with respect to required minimum distributions, periodic distributions from the Plan, small benefit cashouts or payments to alternate payees under Qualified Domestic Relations Orders. On December 31, 2002, the Company reported the potential for such violations to the Internal Revenue Service under the Voluntary Correction Program and has sought approval from the IRS for proposed correction measures under the circumstances and relief from any penalties. This application is pending with the IRS.

              AGWAY, INC. EMPLOYEES' 401(k) THRIFT INVESTMENT PLAN

                          NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
                                   (Unaudited)
                             (Thousands of Dollars)


7.       ALLOCATION OF PLAN ASSETS AND LIABILITIES TO INVESTMENT PROGRAMS

                                                                                  June 30, 2002
                                                              -----------------------------------------------------
                                                                Participant      Non-Participant
                                                              Directed Funds        Directed              Total
                                                              --------------      -------------      --------------

         Investments*                                         $      97,846       $      17,182      $      115,028
         Accrued income                                                 625                 339                 964
         Contributions receivable, employer                               0                   0                   0
         Cash - Clearing Account                                          0                   0                   0
                                                              -------------       -------------      --------------

         TOTAL ASSETS                                                98,471              17,521             115,992

         Accrued liabilities                                           (111)                 (7)               (118)
                                                              --------------      --------------     --------------
         NET ASSETS AVAILABLE FOR BENEFITS                    $      98,360       $      17,514      $      115,874
                                                              =============       =============      ==============



                                                                                  June 30, 2001
                                                              -----------------------------------------------------
                                                                Participant       Non-Participant
                                                              Directed Funds        Directed              Total
                                                              --------------      -------------      --------------

         Investments                                          $     109,421       $      16,701      $      126,122
         Accrued income                                               1,868                 688               2,556
         Contributions receivable, employer                               0               1,127               1,127
                                                              -------------       -------------      --------------

         TOTAL ASSETS                                               111,289              18,516             129,805

         Accrued liabilities                                           (316)                 (6)               (322)
                                                              -------------       -------------      --------------
         NET ASSETS AVAILABLE FOR BENEFITS                    $     110,973       $      18,510      $      129,483
                                                              =============       =============      ==============


          * The amounts noted above do not include deduction for any loss in fair value of the Company Security Fund in the year ended June 30, 2002. On June 14, 2002, the Company suspended its voluntary practice of repurchasing certain eligible Company Securities when presented for repurchase, and on October 1, 2002, the Company filed for reorganization under Chapter 11 of the U.S Bankruptcy Code. To the Sponsor's knowledge, Company Securities do not currently have an established trading market. Fair market value of Company Securities is not presently determinable and it is not presently known when such fair market value will be determined. In addition, on June 14, 2002, all participants' contributions to, transfers from, withdrawals from, and new loans based on amounts in the Company Security Fund were suspended. Even though the ultimate impact on the value of the Company Security Fund cannot be determined currently, it is likely that, as a result of the Sponsor's Chapter 11 Proceeding, the value of the Company Security Fund has been adversely impacted and this impact could be material. See Changes Impacting the Company Security Fund and Impact of Plan Sponsor Chapter 11 Proceeding in Note 1, Investment Valuation in Note 2 and Note 3, Investments, for discussion of the value of the Company Security Fund.

              AGWAY, INC. EMPLOYEES' 401(k) THRIFT INVESTMENT PLAN

                          NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
                                   (Unaudited)
                             (Thousands of Dollars)


8. ALLOCATION OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS TO INVESTMENT PROGRAMS

                                                                           For the Year Ended June 30, 2002
                                                              -----------------------------------------------------
                                                               Participant       Non-Participant
                                                              Directed Funds        Directed              Total
                                                              --------------      -------------      --------------
         Net increase (decrease) of interest in
             collective investment funds                      $      (9,797)      $           1      $       (9,796)
         Interest income                                              1,930                 951               2,881
         Dividend income                                                518                 280                 798
                                                              -------------       -------------      --------------
              Total investment (loss) income*                        (7,349)              1,232              (6,117)
                                                              -------------       -------------      --------------

         Contributions:
           Participants                                              11,197                   0              11,197
           Agway Inc.*                                                   19                 537                 556
                                                              -------------       -------------      --------------
                                                                     11,216                 537              11,753
                                                              -------------       -------------      --------------

              Total additions*                                        3,867               1,769               5,636
                                                              -------------       -------------      --------------

         Deductions:
           Benefit payments to participants                          15,287               3,552              18,839
           Administrative expenses                                      263                 143                 406
                                                              -------------       -------------      --------------

              Total deductions                                       15,550               3,695              19,245
                                                              -------------       -------------      --------------

         Net decrease*                                              (11,683)             (1,926)            (13,609)

         Net assets available for benefits,
           beginning of year                                        111,731              17,752             129,483
                                                              -------------       -------------      --------------

           Net assets available for benefits,
              end of year*                                    $     100,048       $      15,826      $      115,874
                                                              =============       =============      ==============

          * The amounts noted above do not include deduction for any loss in fair value of the Company Security Fund in the year ended June 30, 2002. On June 14, 2002, the Company suspended its voluntary practice of repurchasing certain eligible Company Securities when presented for repurchase, and on October 1, 2002, the Company filed for reorganization under Chapter 11 of the U.S Bankruptcy Code. To the Sponsor's knowledge, Company Securities do not currently have an established trading market. Fair market value of Company Securities is not presently determinable and it is not presently known when such fair market value will be determined. In addition, on June 14, 2002, all participants' contributions to, transfers from, withdrawals from, and new loans based on amounts in the Company Security Fund were suspended. Even though the ultimate impact on the value of the Company Security Fund cannot be determined currently, it is likely that, as a result of the Sponsor's Chapter 11 Proceeding, the value of the Company Security Fund has been adversely impacted and this impact could be material. See Changes Impacting the Company Security Fund and Impact of Plan Sponsor Chapter 11 Proceeding in Note 1, Investment Valuation in Note 2 and Note 3, Investments, for discussion of the value of the Company Security Fund.

              AGWAY, INC. EMPLOYEES' 401(k) THRIFT INVESTMENT PLAN

                          NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
                                   (Unaudited)
                             (Thousands of Dollars)


8. ALLOCATION OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS TO INVESTMENT PROGRAMS

                                                                         For the Year Ended June 30, 2001
                                                              -----------------------------------------------------
                                                                Participant      Non-Participant
                                                              Directed Funds        Directed              Total
                                                              --------------      -------------      --------------
         Net increase (decrease) of interest in
           collective investment funds                        $     (11,288)      $           0      $   (11,288)
         Interest income                                              1,923                 853            2,776
         Dividend income                                              1,093                 534            1,627
                                                              -------------       -------------      -----------
                                                                     (8,272)              1,387           (6,885)
                                                              -------------       -------------      -----------
         Contributions:
           Participants                                               8,388                   0            8,388
           Agway Inc.                                                     0               1,678            1,678
                                                              -------------       -------------      -----------
                                                                      8,388               1,678           10,066
                                                              -------------       -------------      -----------

              Total additions                                           116               3,065            3,181
                                                              -------------       -------------      -----------

         Deductions
           Benefit payments to participants                          16,837               2,649           19,486
           Administrative expenses                                      633                  68              701
                                                              -------------       -------------      -----------

              Total deductions                                       17,470               2,717           20,187
                                                              -------------       -------------      -----------

         Net (decrease) increase                                    (17,354)                348          (17,006)

         Net assets available for benefits,
          beginning of year                                         129,085              17,404          146,489
                                                              -------------       -------------      -----------

         Net assets available for benefits,
           end of year                                        $     111,731       $      17,752      $   129,483
                                                              =============       =============      ===========

                  AGWAY, INC. EMPLOYEES' THRIFT INVESTMENT PLAN
 SCHEDULE H, FORM IV, LINE (i) - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                               as of June 30, 2002
                             (Thousands of Dollars)

         Col. A                                        Col. B                  Col. C           Col. D
         -------                                       ------                  ------           ------
                                                   Balance Held at
                                                   Close of Period
                                                  (Number of Shares                           Market Value*
         Name of Issuer                          or Principal Amount           Cost of       of Each Item at
      and Title of Issue                         of Bonds and Notes)          Each Item      Close of Period
------------------------------------             -------------------     -----------------   ----------------
U.S. Broad Market Stock Fund:
   BGI U.S. Equity Market Fund                           2,012,877       $       54,085      $      46,981

Bond Fund
   BGI Government/Credit
     Bond Index Fund                                       438,523       $        5,701      $       6,323
Cash Fund:
   BGI Money Market Fund                         $           5,874       $        5,874      $       5,874
   TBC Inc. Pooled Employee Funds                $           1,242                1,242              1,242
                                                                         ----------------    ---------------
                                                                         $        7,116      $       7,116
Conservative Growth MAF:
   Vanguard Star Fund
   Conservative Growth Portfolio                           122,789       $        1,764      $       1,640

Aggressive Growth MAF:
   Vanguard Star Fund Growth Portfolio                      55,658       $        1,045      $         885

U.S. Small Cap Stock Fund:
   BGI Russell 2000 Equity Index Fund                      157,084       $        1,829      $       1,752

International Stock Fund:
   BGI EAFE Equity Index Fund                               26,779       $          476      $         412

Loans to Participants:
   Participant Notes                             $           2,128       $        2,128      $       2,128
                                                                         --------------      -------------

         INVESTMENTS SUBTOTAL                                            $       74,144      $      67,237
                                                                         --------------      -------------



                                     S-1.1

                  AGWAY, INC. EMPLOYEES' THRIFT INVESTMENT PLAN
 SCHEDULE H, FORM IV, LINE (i)- SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES,
                                    Continued
                               as of June 30, 2002
                             (Thousands of Dollars)

       Col. A                                          Col. B                  Col. C                  Col. D
       -------                                         ------                  ------                  ------
                                                   Balance Held at
                                                   Close of Period
                                                  (Number of Shares                               Market Value(*)
       Name of Issuer                            or Principal Amount         Cost of              of Each Item at
       and Title of Issue                        of Bonds and Notes)        Each Item             Close of Period
------------------------------------             -------------------     ---------------         ----------------
INVESTMENTS SUBTOTAL                                                     $        74,144         $         67,237

Company Securities*:
   Agway, Inc.:
     8% cumulative preferred
       stock - Series B                                 174,420          $        17,442         $        17,442*
   Agway, Inc.:
     9.25% subordinated money
       market certificates,
       due October 31, 2015                      $       10,463                   10,463                  10,463*
     8.00% subordinated money
       market certificates,
       due October 31, 2006                      $        8,753                    8,753                   8,753*
     8.50% subordinated money
       market certificates,
       due October 31, 2003                      $        6,072                    6,072                   6,072*
     8.00% subordinated money
       market certificates,
       due October 31, 2002                      $        2,742                    2,742                   2,742*
     7.50% subordinated money
       market certificates
       due October 1, 2002                       $        2,319                    2,319                   2,319*
                                                                         ---------------         ---------------
         Total Company Securities                                        $        47,791         $        47,791

              TOTAL INVESTMENTS                                          $       121,935         $       115,028
                                                                         ===============         ===============

(*)The amounts noted above do not include deduction for any loss in fair value of the Company Security Fund in the year ended June 30, 2002. On June 14, 2002, the Company suspended its voluntary practice of repurchasing certain eligible Company Securities when presented for repurchase, and on October 1, 2002, the Company filed for reorganization under Chapter 11 of the U.S Bankruptcy Code. To the Sponsor's knowledge, Company Securities do not currently have an established trading market. Fair market value of Company Securities is not presently determinable and it is not presently known when such fair market value will be determined. In addition, on June 14, 2002, all participants' contributions to, transfers from, withdrawals from, and new loans based on amounts in the Company Security Fund were suspended. Even though the ultimate impact on the value of the Company Security Fund cannot be determined currently, it is likely that, as a result of the Sponsor's Chapter 11 Proceeding, the value of the Company Security Fund has been adversely impacted and this impact could be material. See Changes Impacting the Company Security Fund and Impact of Plan Sponsor Chapter 11 Proceeding in Note 1, Investment Valuation in Note 2 and Note 3, Investments, for discussion of the value of the Company Security Fund.


                                     S-1.2

                  AGWAY, INC. EMPLOYEES' THRIFT INVESTMENT PLAN
       SCHEDULE H, FORM IV, LINE (j) - SCHEDULE OF REPORTABLE TRANSACTIONS
                        for the year ended June 30, 2002
                             (Thousands of Dollars)

                                                                                    Current Value(*)
                                                                                    of Investment
                                                   Purchase           Selling       on Transaction         Net
                                                     Price             Price             Date           Gain(Loss)
                                                 -------------    --------------    -------------     ------------
SINGLE SECURITY TRANSACTIONS IN
EXCESS OF 5% OF MARKET VALUE
Agway, Inc. 9.25% subordinated money
     market certificates(*)                      $           0      $     11,509    $      11,509     $         0
Agway, Inc. 9.25% subordinated money
     market certificates(*)                             10,463                 0           10,463               0

Agway, Inc. 8% cumulative
     preferred stock - Series B(*)                       7,592                 0            7,592               0
Agway, Inc. 8% cumulative
     preferred stock - Series B(*)                           0             8,592            8,592               0

SERIES OF SECURITY TRANSACTIONS
IN EXCESS OF 5% OF MARKET VALUE

Agway, Inc. 8% cumulative
     preferred stock - Series B(*)               $       7,592      $          0    $       7,592     $         0
Agway, Inc. 8% cumulative
     preferred stock - Series B(*)                           0            10,092           10,092               0

Agway, Inc. 9.25% subordinated
     money market certificates(*)                          509                 0              509               0
Agway, Inc. 9.25% subordinated
     money market certificates(*)                            0            11,509           11,509               0

TBC Inc. Pooled Employee Fund                           14,667                 0           14,667               0
TBC Inc. Pooled Employee Fund                                0            15,170           15,170               0

BGI Money Market Fund                                    4,387                 0            4,387               0
BGI Money Market Fund                                        0             2,308            2,308               0

Short Term Interest II                                  22,558                 0           22,558               0
Short Term Interest II                                       0            21,316           21,316               0

BGI US Equity Market Fund                                3,720                 0            3,720               0
BGI US Equity Market Fund                                    0             9,132            9,652             520

(*) These Company Security transactions that occurred prior to June 14, 2002 were transacted at "face" or par value.

                                     S-2.1